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                     U.S. SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                     FORM 4

                  STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

    Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934,
       Section 17(a) of the Public Utility Holding Company Act of 1935 or
               Section 30(f) of the Investment Company Act of 1940

[_] Check box if no longer subject of Section 16. Form 4 or Form 5 obligations may continue. See Instruction 1(b).

________________________________________________________________________________
1.   Name and Address of Reporting Person*

   KETTLE                           WILLIAM             J.
--------------------------------------------------------------------------------
   (Last)                           (First)             (Middle)

                         1123 Buckingham Drive, Unit D
--------------------------------------------------------------------------------
                                    (Street)

   Costa Mesa                       California           92626
--------------------------------------------------------------------------------
   (City)                           (State)              (Zip)


________________________________________________________________________________
2.   Issuer Name and Ticker or Trading Symbol


     LMKI COMMUNICATIONS, INC. - LMKI
________________________________________________________________________________
3.   IRS Identification Number of Reporting Person, if an Entity (Voluntary)


________________________________________________________________________________
4.   Statement for Month/Year

     August 2000
________________________________________________________________________________
5.   If Amendment, Date of Original (Month/Year)


================================================================================
6.   Relationship of Reporting Person to Issuer
     (Check all applicable)

     [ ]  Director                             [X]  10% Owner
     [ ]  Officer (give title below)           [_]  Other (specify below)


________________________________________________________________________________
7.   Individual or Joint/Group Filing (Check applicable line)

     [ ]  Form filed by one Reporting Person
     [X]  Form filed by more than one Reporting Person
________________________________________________________________________________

================================================================================
           Table I -- Non-Derivative Securities Acquired, Disposed of,
                             or Beneficially Owned
================================================================================

                                                                                                                6.
                                                                 4.                              5.             Owner-
                                                                 Securities Acquired (A) or      Amount of      ship
                                                    3.           Disposed of (D)                 Securities     Form:     7.
                                                    Transaction  (Instr. 3, 4 and 5)             Beneficially   Direct    Nature of
                                      2.            Code         ------------------------------- Owned at End   (D) or    Indirect
1.                                    Transaction   (Instr. 8)                   (A)             of Month       Indirect  Beneficial
Title of Security                     Date          ------------     Amount      or     Price    (Instr. 3      (I)       Ownership
(Instr. 3)                            (mm/dd/yy)     Code     V                  (D)             and 4)         (Instr.4) (Instr. 4)
------------------------------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------------------------

====================================================================================================================================

*    If the Form is filed by more than one  Reporting  Person,  see  Instruction
     4(b)(v).

Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.

                            (Print or Type Responses)
                                                                          (Over)

Table II -- Derivative Securities Acquired, Disposed of, or Beneficially Owned
         (e.g., puts, calls, warrants, options, convertible securities)

================================================================================

                                                                                                                     10.
                                                                                                          9.         Owner-
                                                                                                          Number     ship
                                                                                                          of         Form
              2.                                                                                          Deriv-     of
              Conver-                   5.                                   7.                           ative      Deriv-  11.
              sion                      Number of                            Title and Amount             Secur-     ative   Nature
              or                        Derivative         6.                of Underlying       8.       ities      Secur-  of
              Exer-            4.       Securities         Date              Securities          Price    Bene-      ity:    In-
              cise   3.        Trans-   Acquired (A)       Exercisable and   (Instr. 3 and 4)    of       ficially   Direct  direct
              Price  Trans-    action   or Disposed        Expiration Date   ----------------    Deriv-   Owned      (D) or  Bene-
1.            of     action    Code     of(D)              (Month/Day/Year)           Amount     ative    at End     In-     ficial
Title of      Deriv- Date      (Instr.  (Instr. 3,         ----------------           or         Secur-   of         direct  Owner-
Derivative    ative  (Month/   8)       4 and 5)           Date     Expira-           Number     ity      Month      (I)     ship
Security      Secur- Day/      ------   ------------       Exer-    tion              of         (Instr.  (Instr.    (Instr. (Instr.
(Instr. 3)    ity    Year)     Code V   (A)      (D)       cisable  Date      Title   Shares     5)       4)         4)      4)
------------------------------------------------------------------------------------------------------------------------------------
Stock Option  .01    08/08/00  D(1)              4,000,000 12/28/97 12/28/02  Common  4,000,000  .01            -0-  D
(Right to buy)                                                                Stock
------------------------------------------------------------------------------------------------------------------------------------
Stock Option  .01    08/08/00  D(1)              3,000,000 12/22/98 12/28/03  Common  3,000,000  .01            -0-  D
(Right to buy)                                                                Stock
------------------------------------------------------------------------------------------------------------------------------------
Stock Option  .03    08/08/00  J(1)     2,000,000          08/08/01 12/28/03  Common  2,000,000  .03      2,000,000  D
(Right to buy)                                                                Stock
====================================================================================================================================
Explanation of Responses:

(1) Options to purchase 5,000,000 shares of common stock were cancelled pursuant to an agreement with the issuer. Of the reporting person's remaining options to purchase 2,000,000 shares of common stock, the exercise price was increased to $0.03. Options to purchase 1,000,000 shares are not exercisable until 8/8/01 and the issuer has agreed to register such shares, and options to purchase 1,000,000 shares are immediately exercisable.



               /s/ William J. Kettle                        September 7, 2000
---------------------------------------------            -----------------------
      **Signature of Reporting Person                             Date


** Intentional misstatements or omissions of facts constitute Federal Criminal Violations.

       See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

Note: File three copies of this Form, one of which must be manually signed. If space provided is insufficient, see Instruction 6 for procedure.

                            Joint Filer Information


Name:                              Adela Maria Kettle*

Address:                           1123 Buckingham Dr., Unit D
                                   Costa Mesa, CA 92626

Designated Filer:                  William J. Kettle

Issuer & Ticker Symbol:            LMKI Communications, Inc. - LMKI

Date of Event RequirIng Statement: August 8, 2000

Signature:                         /s/ Ade1a Maria Kettle
                                   ----------------------




* Mrs. Kettle is the wife of William J. Kettle and the sole beneficiary of the Chapman Group trust. The Chapman Group trust is the beneficial holder of more than 10% of the outstanding shares of the issuer. Mr. Kettle is the trustee of the Chapman Group.


























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